GALIANO GOLD RELEASES 2025 SUSTAINABILITY REPORT

Vancouver, British Columbia, June 1, 2026 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce the release of its 2025 Sustainability Report (the "Report"), covering both its corporate office and the Asanko Gold Mine (the "AGM"). The Report highlights the Company's continuous progress on its environmental, social, and governance performance and outlines its vision for sustainability going forward.

2025 Sustainability Report Highlights:

Environment

  Zero significant environmental incidents.
  Strong performance in environmental audit, affirming our operational standards in Ghana.
  Rosewood forestry and cashew farming trials launched on reclaimed land.

Social, Health & Safety

  Five-Year Socio-Economic Development Plan launched to guide the delivery of long-term community development and social investment initiatives.
  99.9% of the AGM's workforce are Ghanaian nationals.
  367 Ghanaian businesses supported.
  AGM won the Occupational Health and Safety category in Ghana's Annual Mine Audit, First Aid and Safety Competition.

Governance

  Significant progress on implementation of Human Rights Impact Assessment Action Plan, with the majority of recommendations completed ahead of schedule.
  Established and operationalized a Technical Committee of the Board of Directors.
  Published new Tailings Management Policy.

To view or download a copy of the Report, please see the Sustainability section of Galiano's website at https://www.galianogold.com/sustainability/reports-and-publications/default.aspx

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Darshan Sundher

Toll-Free (N. America): 1-855-246-7341
Email: info@galianogold.com